Exhibit 10.11

LOAN AGREEMENT AND PROMISSORY NOTE

For value received, the undersigned, LGX ENERGY CORP., a Nevada Corporation, of 6 ½ N. 2nd Ave., Suite 201, Walla Walla, WA 99362 (Borrower), shall have the right to borrow from Sean O’Connor, of ______________________________________________ (Lender) the principal sum of Seventy-Five Thousand Dollars ($75,000), and promises to repay this sum to the Undersigned Lender, together with interest at the rate of fifteen percent (15%) per annum on the principal balance outstanding, to accrue beginning as of the date first monies are loaned and transferred to Borrower by the Lender.

Beginning on the day the principal sum is loaned/transferred to Borrower and continuing for one-hundred and twenty (120) days, this Note shall accrue interest charges at a per annum rate of 15%. The Note maturity date will be one-hundred and twenty (120) days after a draw of the loan monies specified above from Lender by the Borrower.

The principal sum above must be requested by Borrower in the month of August, 2023, or this agreement shall become null and void, except for the issuance of stock described below, which shall occur regardless of whether Borrower needs the funds or initiates a draw of the principal sum above.

This Note must be repaid prior to the drilling of any new wells in the State of Indiana by Borrower, and may be prepaid, in whole or in part, at any time and from time to time without premium or penalty. However, all prepayments will be applied first to any accrued interest and then to principal.

The entire principal balance plus accrued interest shall be due and payable one-hundred and twenty (120) days after any portion of the monies specified above are loaned/transferred under this Agreement. In the event that the entire principal balance plus accrued interest is not repaid within one-hundred and twenty (120) days after any portion of the monies specified above are loaned/transferred under this Agreement, a late fee of $100 per day shall be assessed and will accrue on top of the amount of the principle balance plus accrued interest.

As additional benefit to Lender, Borrower agrees to issue, one share of new common stock (in LGX Energy Corp.), for each dollar of the principal loan sum listed above. Said stock shall be issued prior to the maturity date of this agreement. The stock shall be issued regardless of whether Borrower actually initiates a draw of any portion of the principal sum listed above.

If the Lender institutes legal proceedings to enforce this Note or the terms of this Note, the Lender shall be entitled to collect, in addition to the indebtedness, interest and fees specified in the Note, all reasonable costs and expenses of the lawsuit, including reasonable attorney fees.

This Note shall be governed by and construed and interpreted in accordance with the laws of the State of Michigan. If any provision of this Note conflicts with any statute or rule of law in the State of Michigan or is otherwise unenforceable for any reason, that provision shall be deemed severable from this Note or enforceable to the maximum extent permitted by law, as the case may be, and it shall not invalidate any other provisions of this Note. Venue for any disputes under this Note or for proceedings to collect the indebtedness owed under this Note shall lie in State of Michigan.

Executed effective as of this _____ day of August, 2023.

BORROWER:	LGX Energy CORP.

	By:	Howard Crosby
	Its:	CEO
Date:

Executed effective as of this _____ day of August, 2023.

LENDER:

By:
Its:
Date: